UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 25, 2017

COLONY NORTHSTAR, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-37980	46-4591526
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

515 S. Flower Street, 44th Floor Los Angeles, CA		90071
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (310) 282-8820

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement

Master Combination Agreement

On August 25, 2017, Colony Capital Operating Company, LLC (“CLNS OP”), a Delaware limited liability company and the operating company of Colony NorthStar, Inc., a Maryland corporation (“Colony NorthStar”), and NRF RED REIT Corp., a Maryland corporation and indirect subsidiary of CLNS OP (“RED REIT”), entered into a Master Combination Agreement (the “Combination Agreement”) with (i) NorthStar Real Estate Income Trust, Inc., a Maryland corporation (“NorthStar I”), (ii) NorthStar Real Estate Income Trust Operating Partnership, LP, a Delaware limited partnership and the operating partnership of NorthStar I (“NorthStar I OP”), (iii) NorthStar Real Estate Income II, Inc., a Maryland corporation (“NorthStar II”), (iv) NorthStar Real Estate Income Operating Partnership II, LP, a Delaware limited partnership and the operating partnership of NorthStar II (“NorthStar II OP”), (v) Colony NorthStar Credit Real Estate, Inc., a Maryland corporation and wholly owned subsidiary of Colony NorthStar (“Colony NorthStar Credit”), and (vi) Credit RE Operating Company, LLC, a Delaware limited liability company and wholly owned subsidiary of Colony NorthStar Credit (“Colony NorthStar Credit OP”).

Under the terms of the Combination Agreement, a select portfolio of Colony NorthStar assets and liabilities will combine with substantially all of the assets and liabilities of NorthStar I and all of the assets and liabilities of NorthStar II in an all-stock combination transaction. The combined company will be named “Colony NorthStar Credit Real Estate, Inc.” Specifically, the Combination Agreement provides that (i) CLNS OP will contribute and convey to Colony NorthStar Credit a select portfolio of assets and liabilities (the “CLNS OP Contributed Portfolio”) of CLNS OP (the “CLNS OP Contribution”), (ii) RED REIT will contribute and convey to Colony NorthStar Credit OP a select portfolio of assets and liabilities (the “RED REIT Contributed Portfolio” and, together with the CLNS OP Contributed Portfolio, the “CLNS Contributed Portfolios”) of RED REIT (the “RED REIT Contribution” and, together with the CLNS OP Contribution, the “CLNS Contributions”), (iii) NorthStar I will merge with and into Colony NorthStar Credit, with Colony NorthStar Credit surviving (the “NorthStar I Merger”), (iv) NorthStar II will merge with and into Colony NorthStar Credit, with Colony NorthStar Credit surviving (the “NorthStar II Merger”), (v) NorthStar I OP will merge with and into Colony NorthStar Credit OP, with Colony NorthStar Credit OP surviving (the “NorthStar I OP Merger” and, together with the NorthStar I Merger, the “NorthStar I Mergers”) and (vi) NorthStar II OP will merge with and into Colony NorthStar Credit OP, with Colony NorthStar Credit OP surviving (the “NorthStar II OP Merger” and, together with the NorthStar II Merger, the “NorthStar II Mergers,” and, collectively with the CLNS Contributions and the NorthStar I Mergers, the “Combination”). Upon the closing of the Combination, Colony NorthStar and its affiliates will own approximately 37%, NorthStar I stockholders will own approximately 32% and NorthStar II stockholders will own approximately 31% of Colony NorthStar Credit, on a fully diluted basis, subject to certain adjustments as set forth in the Combination Agreement.

Pursuant to the Combination Agreement, (i) Colony NorthStar Credit will issue to CLNS OP at the closing of the Combination approximately 44.4 million shares of Colony NorthStar Credit Class A common stock (or, in the event of a listing (without an initial public offering) of the shares of Colony NorthStar Credit Class A common stock, CLNS OP will receive shares of Colony NorthStar Credit Class B-3 common stock) in consideration for the CLNS OP Contribution, and (ii) Colony NorthStar Credit OP will issue to RED REIT at the closing of the Combination approximately 3.1 million membership units representing an ownership interest in Colony NorthStar Credit OP (“Colony NorthStar OP Units”) in consideration for the RED REIT Contribution.

At the effective time of the NorthStar I Merger, each share of NorthStar I common stock issued and outstanding immediately prior to the effective time of the NorthStar I Merger automatically will be converted into the right to receive 0.3532 (the “NorthStar I Exchange Ratio”) shares of Colony NorthStar Credit common stock classified as follows: (x) 0.0353 shares of Colony NorthStar Credit Class B-1 common stock; (y) 0.1589 shares of Colony NorthStar Credit Class B-2 common stock; and (z) 0.1590 shares of Colony NorthStar Credit Class B-3 common stock, and cash in lieu of fractional shares, and each share of NorthStar I common stock will no longer be outstanding, will automatically be cancelled and will cease to exist. Approximately 121,000 shares of NorthStar I restricted common stock will automatically vest in connection with the NorthStar I Merger and the holders will be entitled to receive the same equity exchange as the other holders of NorthStar I common stock as described in the preceding sentence.

One asset of NorthStar I will not be acquired by Colony NorthStar Credit in the NorthStar I Merger. Prior to the closing of the Combination, (i) NorthStar I may sell this asset to a third party and will distribute any net cash proceeds from such sale in excess of $65 million to the holders of NorthStar I common stock, and (ii) NorthStar I will transfer any unsold portion of such asset to a liquidating trust, the beneficial interests of which will be distributed pro rata to NorthStar I stockholders as of the time of such distribution as additional transaction consideration. If NorthStar I does not sell the specified asset to a third party prior to the closing of the Combination, Colony NorthStar has committed to purchase a senior interest in this asset at closing for $65 million and NorthStar I will transfer the junior interest in the asset to a liquidating trust, the beneficial interests of which will be distributed pro rata to NorthStar I stockholders as of the time of such distribution as additional transaction consideration.

At the effective time of the NorthStar II Merger, each share of NorthStar II common stock issued and outstanding immediately prior to the effective time of the NorthStar II Merger automatically will be converted into the right to receive 0.3511 (the “NorthStar II Exchange Ratio”) shares of Colony NorthStar Credit common stock classified as follows: (x) 0.0351 shares of Colony NorthStar Credit Class B-1 common stock; (y) 0.1580 shares of Colony NorthStar Credit Class B-2 common stock; and (z) 0.1580 shares of Colony NorthStar Credit Class B-3 common stock, and cash in lieu of fractional shares, and each share of NorthStar II common stock will no longer be outstanding, will automatically be cancelled and will cease to exist. Approximately 82,000 shares of NorthStar II restricted common stock will automatically vest in connection with the NorthStar II Merger and the holders will be entitled to receive the same equity exchange as the other holders of NorthStar II common stock as described in the preceding sentence.

Immediately prior to the effective time of the NorthStar I OP Merger, (i) each “Special Partnership Unit” (as defined in the agreement of limited partnership of NorthStar I OP) automatically will be cancelled, and (ii) each “Partnership Unit” (as defined in the agreement of limited partnership of NorthStar I OP) owned by NS Real Estate Income Trust Advisor, LLC automatically will be redeemed by NorthStar I OP for $9.10 in cash. At the effective time of the NorthStar I OP Merger, NorthStar I OP partnership units issued and outstanding immediately prior to the effective time of the NorthStar I OP Merger automatically will be converted into the right to receive an aggregate number of Colony NorthStar Credit OP Units equal to the aggregate number of shares of Colony NorthStar Credit common stock issued in respect of the issued and outstanding shares of NorthStar I common stock.

Immediately prior to the effective time of the NorthStar II OP Merger, (i) each “Special Partnership Unit” (as defined in the agreement of limited partnership of NorthStar II OP) automatically will be cancelled, and (ii) each “Partnership Unit” (as defined in the agreement of limited partnership of NorthStar II OP) owned by NorthStar Real Estate Income Advisor II, LLC automatically will be redeemed by NorthStar II OP for $9.04 in cash. At the effective time of the NorthStar II OP Merger, NorthStar II OP partnership units issued and outstanding immediately prior to the effective time of the NorthStar II OP Merger automatically will be converted into the right to receive an aggregate number of Colony NorthStar Credit OP Units equal to the aggregate number of shares of Colony NorthStar Credit common stock issued in respect of the issued and outstanding shares of NorthStar II common stock.

Each share of Colony NorthStar Credit Class B-1 common stock will convert into one (1) share of Colony NorthStar Credit Class A common stock on the earlier to occur of (i) thirty (30) days following the date of an initial public offering of the Colony NorthStar Credit Class A common stock on a national securities exchange (the “IPO Date”) and (ii) if Colony NorthStar Credit does not consummate an initial public offering, immediately after the listing of the Colony NorthStar Credit Class A common stock on a national securities exchange (the “Listing Date”); each share of Colony NorthStar Credit Class B-2 common stock will convert into one (1) share of Colony NorthStar Credit Class A common stock on the date that is one hundred eighty (180) days following the IPO Date or Listing Date, as applicable; and each share of Colony NorthStar Credit Class B-3 common stock will convert into one (1) share of Colony NorthStar Credit Class A common stock as of the close of trading on the one year anniversary of the IPO Date or Listing Date, as applicable.

The receipt of consideration described above, with respect to (i) the CLNS Contributions, is intended to be tax-free to CLNS OP and RED REIT, (ii) the NorthStar I Merger and NorthStar II Merger, is intended to qualify as a reorganization, and the Combination Agreement is intended to be adopted as the plan of reorganization with respect to each of the NorthStar I Merger and the NorthStar II Merger and (iii) the NorthStar I OP Merger and NorthStar II OP Merger are intended to qualify as tax-free transfers.

The Combination Agreement contemplates that, immediately prior to the closing of the Combination, Colony NorthStar Credit will calculate the amount by which distributions by NorthStar I and NorthStar II after July 1, 2017 through the day immediately preceding the closing date (the “Measurement Period”) have exceeded such company’s funds from operations. A special dividend will be declared by whichever of the two companies has generated the least amount of cash leakage in order to true up the contributed values of NorthStar I and NorthStar II in relation to each other. In addition, immediately prior to the closing of the Combination, Colony NorthStar Credit will declare a special distribution to CLNS OP in an amount that is intended to true up CLNS OP for, among other things, the loss in value of NorthStar I and NorthStar II during the Measurement Period as a result of the distributions made in excess of funds from operations, funds from operations for the CLNS Contributed Portfolios during the Measurement Period, cash contributions or contributions of certain intercompany receivables made to the CLNS Contributed Portfolios during the Measurement Period and the amount of a certain outstanding receivable, less cash distributions made by the CLNS Contributed Portfolios from July 1, 2017 through August 24, 2017.

The Combination Agreement contains customary representations, warranties and covenants, including, among others, covenants regarding the operation of the business of each of NorthStar I, NorthStar II and the CLNS Contributed Portfolios and their respective subsidiaries prior to the closing of the Combination, a customary non-solicitation covenant prohibiting each party from (i) soliciting, providing non-public information or engaging or participating in any discussions or negotiations concerning proposals relating to alternative business combination transactions, or (ii) entering into an acquisition agreement in connection with such an alternative business combination transaction, in each case, except as permitted by the Combination Agreement.

However, each of NorthStar I and NorthStar II and their respective subsidiaries and representatives may solicit, provide information and enter into discussions concerning proposals relating to alternative business combination transactions until September 27, 2017, and thereafter, until the receipt of the approval of the NorthStar I Merger by NorthStar I’s stockholders and receipt of the approval of the NorthStar II Merger by NorthStar II’s stockholders, NorthStar I and NorthStar II, respectively, may continue to participate in such discussions with any third party who submitted a proposal prior to September 27, 2017 if the special committee of the board of directors of NorthStar I (“NorthStar I Board Special Committee”) or the special committee of the board of directors of NorthStar II (“NorthStar II Board Special Committee”), as applicable, has determined in good faith following consultation with its legal and financial advisors that such proposal is or is reasonably likely to lead to a Nova I Superior Proposal or Nova II Superior Proposal, as applicable (each, as defined in the Combination Agreement). In addition, prior to receipt of the approval of the NorthStar I Merger by NorthStar I’s stockholders and receipt of the approval of the NorthStar II Merger by NorthStar II’s stockholders, the board of directors of NorthStar I and the board of directors of NorthStar II, respectively, may in certain circumstances effect a Nova I Change of Recommendation or Nova II Change of Recommendation, as applicable (as defined in the Combination Agreement), subject to complying with specified notice and other conditions set forth in the Combination Agreement.

The consummation of the Combination is subject to the fulfillment or waiver of specified closing conditions, including, among others: (i) approval of the NorthStar I Merger by the affirmative vote of a majority of the outstanding shares of NorthStar I common stock entitled to vote as of the record date for the special meeting of stockholders of NorthStar I (the “NorthStar I Requisite Vote”); (ii) approval of the NorthStar II Merger by the affirmative vote of a majority of the outstanding shares of NorthStar II common stock entitled to vote as of the record date for the special meeting of stockholders of NorthStar II (the “NorthStar II Requisite Vote”); (iii) the effectiveness of certain amendments to the charter of each of NorthStar I and NorthStar II; (iv) approval for listing and commencement of trading of the Colony NorthStar Credit Class A common stock on a National Securities Exchange (as defined in the Combination Agreement) in connection with either an initial public offering or listing of such shares on such National Securities Exchange; (v) the absence of a material adverse effect on any of NorthStar I, NorthStar II or the CLNS Contributed Portfolios; (vi) receipt of certain tax opinions relating to REIT status and the tax-free nature of the transactions; (vii) execution of a stockholders agreement and registration rights agreement between CLNS OP and Colony NorthStar Credit; and (viii) the receipt by CLNS OP of an ownership waiver in respect of its ownership of shares of common stock of Colony NorthStar Credit.

The Combination Agreement may be terminated under certain circumstances, including by any of NorthStar I, NorthStar II, Colony NorthStar Credit and CLNS OP: (i) if the closing of the Combination has not occurred within nine months of the later of receipt of the NorthStar I Requisite Vote and receipt of the NorthStar II Requisite Vote;

(ii) upon the failure to obtain the NorthStar I Requisite Vote or the failure to hold the NorthStar I stockholders’ meeting by the earlier of (a) March 31, 2018 and (b) the date that is (x) 30 days after the date that the NorthStar I stockholders’ meeting was originally scheduled or (y) more than 120 days from the record date for the NorthStar I stockholders’ meeting, whichever occurs first; (iii) upon the failure to obtain the NorthStar II Requisite Vote or the failure to hold the NorthStar II stockholders’ meeting by the earlier of (a) March 31, 2018 and (b) the date that is (x) 30 days after the date that the NorthStar II stockholders’ meeting was originally scheduled or (y) more than 120 days from the record date for the NorthStar II stockholders’ meeting, whichever occurs first; (iv) if a final and non-appealable order of a governmental authority is entered prohibiting or disapproving the transactions; or (v) upon a material uncured breach by any of the other parties that would cause the closing conditions not to be satisfied. The Combination Agreement may also be terminated by NorthStar I or CLNS OP under certain circumstances, including upon a change in NorthStar II’s recommendation to its stockholders or upon a material breach by NorthStar II of its obligations under the Combination Agreement prohibiting solicitation of transactions. Similarly, the Combination Agreement may be terminated by NorthStar II or CLNS OP under certain circumstances, including upon a change in NorthStar I’s recommendation to its stockholders or upon a material breach by NorthStar I of its obligations under the Combination Agreement prohibiting solicitation of transactions. Each of NorthStar I and NorthStar II may terminate the Combination Agreement upon such party entering into an acquisition agreement with respect to a Nova I Superior Proposal or Nova II Superior Proposal, as applicable (each, as defined in the Combination Agreement), so long as such party concurrently pays to the other parties the applicable termination fee.

The Combination Agreement provides that, in connection with the termination of the Combination Agreement under specified circumstances, NorthStar I may be required to pay a termination fee of either approximately $21.7 million (in the event the termination fee becomes payable in connection with a termination of the Combination Agreement by NorthStar I in order to enter into an acquisition agreement with respect to a Nova I Superior Proposal or by NorthStar II or CLNS OP upon a change in NorthStar I’s recommendation to its stockholders, in each case in connection with NorthStar I entering into or recommending a Nova I Superior Proposal with a Nova I Go Shop Bidder (as defined in the Combination Agreement) on or before October 19, 2017) or approximately $43.4 million (in the event the termination fee becomes payable under any other circumstance pursuant to the Combination Agreement) to NorthStar II and CLNS OP (with each such party receiving its proportionate share of the termination fee paid). The Combination Agreement provides that, in connection with the termination of the Combination Agreement under specified circumstances, NorthStar II may be required to pay a termination fee of either approximately $20.8 million (in the event the termination fee becomes payable in connection with a termination of the Combination Agreement by NorthStar II in order to enter into an acquisition agreement with respect to a Nova II Superior Proposal or by NorthStar I or CLNS OP upon a change in NorthStar II’s recommendation to its stockholders in each case in connection with NorthStar II entering into or recommending a Nova II Superior Proposal with a Nova II Go Shop Bidder (as defined in the Combination Agreement) on or before October 19, 2017) or approximately $41.6 million (in the event the termination fee becomes payable under any other circumstance pursuant to the Combination Agreement) to NorthStar I and CLNS OP (with each such party receiving its proportionate share of the termination fee paid). Upon termination of the Combination Agreement under certain other specified circumstances, NorthStar I, NorthStar II or CLNS OP, as applicable, will be required to reimburse the other two parties for transaction expenses up to a cap of $10 million with respect to each of the other two parties.

The Combination Agreement further provides that if the Combination Agreement is terminated under certain specified circumstances where a termination fee is not otherwise payable and, within 12 months of such termination, any two of NorthStar I, NorthStar II and CLNS OP (directly or through subsidiaries) enter into an agreement with respect to a business combination or consummate a business combination, then (i) if NorthStar I and CLNS OP are involved in such business combination, each will be required to pay a termination fee to NorthStar II of approximately $43.4 million, (ii) if NorthStar II and CLNS OP are involved in such business combination, each will be required to pay a termination fee to NorthStar I of approximately $41.6 million and (iii) if NorthStar I and NorthStar II are involved in such business combination, they will be required to pay a termination fee to CLNS OP of approximately $43.4 million and approximately $41.6 million, respectively, in each case less any transaction expenses that were already paid by them to the non-participating party. If the Combination Agreement is terminated and NorthStar I or NorthStar II receives a termination fee and thereafter enters into a definitive agreement within 12 months of such termination with a party with whom they had engaged in discussions or negotiations between the signing and termination of the Combination Agreement, then NorthStar I or NorthStar II, as applicable, will pay to CLNS OP the portion of the termination fee it previously received pursuant to the Combination Agreement.

The Combination Agreement also provides, that at the time of closing of the Combination, CLNS OP will cause its subsidiary, CLNC Manager, LLC (the “Manager”) to, and Colony NorthStar Credit and Colony NorthStar Credit OP will, enter into a management agreement (the “Management Agreement”) pursuant to which the Manager will manage the assets and day-to-day operations of Colony NorthStar Credit and its subsidiaries, including, among other things, acquiring and disposing of investments consistent in all material respects with Colony NorthStar Credit’s investment guidelines. The Management Agreement will have an initial term of three years, with annual renewals thereafter unless either party terminates the agreement. Under the terms of the Management Agreement, Colony NorthStar Credit will pay a base management fee of 1.5% of Stockholders’ Equity (as defined in the Management Agreement) per annum paid quarterly in arrears in cash, and an incentive fee of 20% of excess Core Earnings (as defined in the Management Agreement) over a seven percent hurdle rate paid quarterly in arrears in cash. Colony NorthStar Credit also will reimburse the Manager for expenses incurred by the Manager on behalf of Colony NorthStar Credit, including, among others, Colony NorthStar Credit’s allocable share of the salaries and other compensation of the Manager’s personnel who spend all or a portion of their time managing Colony NorthStar Credit’s affairs. The Manager and its affiliates will provide Colony NorthStar Credit with a management team, including a chief executive officer, president, chief financial officer and chief investment officer. Suitable investment opportunities will be allocated to Colony NorthStar Credit by the Manager in accordance with Colony NorthStar’s investment allocation policy; provided, however, that the Management Agreement does not prevent the Manager or its affiliates from (i) engaging in other business opportunities (including in the same or similar business activities or lines of business as Colony NorthStar Credit) or (ii) competing with Colony NorthStar Credit. Under the terms of the Management Agreement, the Manager is entitled to a termination fee in the amount of three times the average annual base management fees and incentive fees earned by the Manager during the prior two years upon termination (i) by Colony NorthStar Credit without cause or (ii) by the Manager upon a material uncured breach of the Management Agreement by Colony NorthStar Credit.

The Combination Agreement also provides that at the time of closing of the Combination, CLNS OP and Colony NorthStar Credit will enter into a stockholders agreement (the “Stockholders Agreement”). Until the later of the two-year anniversary of the date of the Stockholder Agreement and the second annual meeting of stockholders of Colony NorthStar Credit held after the date of the Stockholders Agreement, the Stockholders Agreement requires CLNS OP to cause its shares of Colony NorthStar Credit to (i) be present at any meeting of stockholders of Colony NorthStar Credit for purposes of establishing a quorum and (ii) vote in favor of the director nominees recommended by the Colony NorthStar Credit board of directors. Under the terms of the Stockholders Agreement, until the later of the two-year anniversary of the date of the Stockholders Agreement and the second annual meeting of stockholders of Colony NorthStar Credit held after the date of the Stockholders Agreement, CLNS OP will not, and will cause its affiliates to not, take any action to change the composition of the board of directors of Colony NorthStar Credit from at least a majority of independent directors. The Stockholders Agreement also requires CLNS OP to enter into a customary lock-up agreement with the underwriters in connection with an offering of shares of Colony NorthStar Credit for a term not to extend beyond the one-year anniversary of the closing of the Combination, and agree to not, and to not allow its affiliates to, make any transfers of Colony NorthStar Credit OP Units to non-affiliates, unless approved by the majority of the board of directors of Colony NorthStar Credit (including a majority of the independent directors), with certain limited exceptions.

Upon the closing of the Combination, the board of directors of Colony NorthStar Credit will consist of seven directors, at least a majority of whom will be independent. It is also expected that Kevin P. Traenkle, Colony NorthStar’s Executive Vice President and Chief Investment Officer, will be Chief Executive Officer, and Sujan Patel, Colony NorthStar’s Managing Director and Co-Head of U.S. Investment Management, will be Chief Financial Officer of Colony NorthStar Credit.

The foregoing description of the Combination Agreement and the transactions contemplated thereby, including the summary of the Management Agreement and Stockholders Agreement, does not purport to be complete and is qualified in its entirety by reference to the Combination Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated herein by reference. The Combination Agreement has been filed to provide information to investors regarding its terms. It is not intended to provide any other factual information about NorthStar I, NorthStar II, RED REIT, CLNS OP or any other parties to the Combination Agreement, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Combination. The Combination Agreement and this summary should not be relied upon as disclosure about NorthStar I, NorthStar II, RED REIT, CLNS OP or any other parties to the Combination Agreement. None of NorthStar I’s, NorthStar II’s or Colony NorthStar’s stockholders or any other third parties should rely on the representations, warranties and covenants in the Combination Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of NorthStar I, NorthStar II, RED REIT, CLNS OP or any other parties to the Combination Agreement or any of their respective subsidiaries or affiliates. The representations and warranties contained in the Combination Agreement are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered in connection with the Combination Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

Item 8.01 Other Events.

The information set forth in the above Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

On August 28, 2017, Colony NorthStar, NorthStar I and NorthStar II issued a joint press release announcing, among other things, the entry into the Combination Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Colony NorthStar, NorthStar I and NorthStar II have also prepared an investor presentation, which may be used from time to time in discussions with various parties. A copy of the investor presentation is attached hereto as Exhibit 99.2.

Cautionary Statement Regarding Forward-Looking Statements

This report may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward-looking statements: the failure to receive, on a timely basis or otherwise, the required approvals by each of the NorthStar I and NorthStar II stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the Combination may not be satisfied (including the listing by Colony NorthStar Credit of its Class A common stock on a national securities exchange); each party’s ability to consummate the Combination; operating costs and business disruption may be greater than expected; and the ability to realize substantial efficiencies as well as anticipated strategic and financial benefits, and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”). There can be no assurance that the Combination will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this report. None of Colony NorthStar, NorthStar I or NorthStar II is under any duty to update any of these forward-looking statements after the date of this report, nor to conform prior statements to actual results or revised expectations, and none of Colony NorthStar, NorthStar I or NorthStar II intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, Colony NorthStar, NorthStar I and NorthStar II will cause Colony NorthStar Credit, the surviving company of the combination, to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NorthStar I and NorthStar II and that also will constitute a prospectus of Colony NorthStar Credit. Each of Colony NorthStar, NorthStar I and NorthStar II may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Colony NorthStar, NorthStar I or NorthStar II may file with the SEC. INVESTORS AND SECURITY HOLDERS OF COLONY NORTHSTAR, NORTHSTAR I AND NORTHSTAR II ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, THE CURRENT REPORTS ON FORM 8-K TO BE FILED BY EACH OF COLONY NORTHSTAR, NORTHSTAR I AND NORTHSTAR II IN CONNECTION WITH THE ANNOUNCEMENT OF THE ENTRY INTO THE COMBINATION AGREEMENT ON OR ABOUT THE DATE HEREOF, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Colony NorthStar, NorthStar I and NorthStar II through the website maintained by the SEC at www.sec.gov or by contacting the investor relations departments of Colony NorthStar, NorthStar I and NorthStar II at the following:

Contacts:

Colony NorthStar, Inc.

Addo Investor Relations

Lasse Glassen

310-829-5400

NorthStar Real Estate Income Trust, Inc.

Investor Relations

(877) 940-8777

NorthStar Real Estate Income II, Inc.

Investor Relations

(877) 940-8777

Participants in the Solicitation

Each of NorthStar I and NorthStar II and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction. Information regarding NorthStar I’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NorthStar I’s Annual Report on Form 10-K for the year ended December 31, 2016 and its annual proxy statement filed with the SEC on April 28, 2017. Information regarding NorthStar II’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NorthStar II’s Annual Report on Form 10-K for the year ended December 31, 2016 and its annual proxy statement filed with the SEC on April 28, 2017. A more complete description will be available in the registration statement on Form S-4 to be filed by Colony NorthStar Credit and the joint proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1*	Master Combination Agreement, dated as of August 25, 2017, among Colony Capital Operating Company, LLC, NRF RED REIT Corp., NorthStar Real Estate Income Trust, Inc., NorthStar Real Estate Income Trust Operating Partnership, LP, NorthStar Real Estate Income II, Inc., NorthStar Real Estate Income Operating Partnership II, LP, Colony NorthStar Credit Real Estate, Inc. and Credit RE Operating Company, LLC

99.1	Joint Press Release, dated as of August 28, 2017

99.2	Investor Presentation, dated as of August 28, 2017

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Colony NorthStar hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 28, 2017	COLONY NORTHSTAR, INC.

	By:	/s/ Darren J. Tangen
Name: Darren J. Tangen
Title: Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Master Combination Agreement, dated as of August 25, 2017, among Colony Capital Operating Company, LLC, NRF RED REIT Corp., NorthStar Real Estate Income Trust, Inc., NorthStar Real Estate Income Trust Operating Partnership, LP, NorthStar Real Estate Income II, Inc., NorthStar Real Estate Income Operating Partnership II, LP, Colony NorthStar Credit Real Estate, Inc. and Credit RE Operating Company, LLC

99.1	Joint Press Release, dated as of August 28, 2017

99.2	Investor Presentation, dated as of August 28, 2017

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Colony NorthStar hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.